UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 15, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                         Progress on share repurchase program KPN, dated October 15, 2007;

•                                         KPN declares the public offers for all ordinary shares and convertible bonds in Getronics unconditional, dated October 15, 2007.

Progress on share repurchase program KPN	Press release Date
15 October 2007 Number 071pe

Further to the share repurchase program announced on 3 September 2007, KPN announces that, during the week of 8 to 12 October 2007, it has repurchased 1,675,000 KPN ordinary shares at an average price of EUR 12.35. To date, approximately 35% of the repurchase program has been completed. The repurchase program that started on 3 September 2007 will run through 31 December 2007.

This is a joint press release of KPN ICT Services B.V. and Getronics N.V. which is required pursuant to the provisions of article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995). This press release is not for release, distribution or publication, in whole or in part, in or into the United States of America, Canada, Australia, Japan and Italy. The offers for ordinary shares and convertible bonds of Getronics N.V. are not made in or into the United States of America, Canada, Australia, Japan and Italy.

The Hague, Amsterdam, 15 October 2007

KPN declares the public offers for all ordinary shares and convertible bonds in Getronics unconditional

Following the press releases of 30 July 2007, 29 August 2007, 11 September 2007 and 8 October 2007, KPN ICT Services B.V. (the “Offeror”), a directly wholly owned subsidiary of Royal KPN N.V. (“KPN”), and Getronics N.V. (“Getronics”) jointly announce that the Offeror declares the recommended public offers for all the issued and outstanding ordinary shares (“Shares”) in the share capital of Getronics (“Offer I”) and for all outstanding unsubordinated convertible bonds 2008 (ISIN:NL0000113777, “2008 Bonds”), all senior unsecured convertible bonds 2010 (ISIN:XS0231573147, “2010 Bonds”) and all senior unsecured convertible bonds 2014 (ISIN:XS0279778558, “2014 Bonds” together with the 2008 Bonds and the 2010 Bonds, “Bonds”) in the capital of Getronics (respectively “Offer II”, “Offer III”, “Offer IV”, and together with Offer I “Offers”) unconditional (gestand doet).

During the tender period, which ended at 15:00 hours, Amsterdam time, on 12 October 2007, 73,069,263 Shares, 10,698 2008 Bonds, 2,973 2010 Bonds and 1,901 2014 Bonds have been tendered for acceptance under the Offers. The Shares tendered for acceptance under Offer I together with the 36,650,694 Shares held by KPN represent 89.5% of the total number of Shares. The 2008 Bonds tendered for acceptance under Offer II represent 98.8% of the total number of 2008 Bonds. The 2010 Bonds tendered for acceptance under Offer III represent 99.1% of the total number of 2010 Bonds. The 2014 Bonds tendered for acceptance under Offer IV represent 100% of the total number of 2014 Bonds.

Settlement

With reference to the offer memorandum dated 11 September 2007 (the “Offer Memorandum”), holders of Shares (“Shareholders”) who accepted Offer I shall receive an amount in cash equal to EUR 6.25 per Share, inclusive of any dividend payable for the financial year 2007 (“Offer Price I”), for each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) on the terms and subject to the conditions and restrictions of the Offers as described in the Offer Memorandum on 22 October 2007 (the “Settlement Date”). On the Settlement Date, holders of Bonds (“Bondholders”) who accepted Offer II, Offer III or Offer IV shall receive an amount in cash equal to EUR 1,040 per 2008 Bond (“Offer Price II”), EUR 50,500 per 2010 Bond (“Offer Price III”) and EUR 52,500 per 2014 Bond (“Offer Price IV”) plus accrued interest up to the Settlement Date, for each Bond validly tendered and delivered (geleverd) on

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the terms and subject to the conditions and restrictions of the Offers as described in the Offer Memorandum. Admitted institutions of Euronext Amsterdam (“Admitted Institutions”) and admitted institutions of the Luxembourg Stock Exchange (“Direct Participants”) are advised to deliver the Shares and Bonds tendered (via the relevant clearing system, if relevant) to ING Wholesale Banking Securities Services, department Paying Agency Services (BV 06.01), Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands (“the Exchange Agent”). In order to receive payment for the tendered Shares and Bonds on the Settlement Date, Admitted Institutions must deliver the tendered Shares and Bonds not later than 15:00 hours, Amsterdam time, on the Settlement Date.

Subsequent Tender Period (na-aanmeldingstermijn)

The Offeror grants the Shareholders and Bondholders who have not yet tendered their Shares and Bonds under the Offers the opportunity to tender their Shares and Bonds in a subsequent tender period (the “Subsequent Tender Period”) commencing on 16 October 2007 at 9:00 hours, Amsterdam time, and expiring on 5 November 2007 at 15:00 hours, Amsterdam time (the “Subsequent Tender Closing Date”). Shareholders and Bondholders can tender their Shares and Bonds in the same manner and on the same terms and subject to the conditions and restrictions as described in the Offer Memorandum.

During the Subsequent Tender Period, no Shareholder or Bondholder who tendered Shares or Bonds during the tender period, if such Shares or Bonds were accepted pursuant to the Offers, and no Shareholder or Bondholder who tenders Shares or Bonds during the Subsequent Tender Period has the right to withdraw such tenders of Shares or Bonds under the Offers.

Shareholders and Bondholders who have tendered and delivered (geleverd) their Shares and Bonds during the Subsequent Tender Period will receive Offer Price I, Offer Price II, Offer Price III or Offer Price IV, respectively, in respect of each Share or Bond validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) no later than five (5) business days after the Subsequent Tender Closing Date. For the avoidance of doubt, the interest payable in addition to Offer Price II, Offer Price III and Offer Price IV will be the interest accrued up to the Settlement Date as defined above.

The Offeror expects to make a public announcement regarding the number of Shares and Bonds tendered during the Subsequent Tender Period pursuant to the Offers and the total number of Shares and Bonds held by the Offeror as per the last day of the Subsequent Tender Period no later than on 6 November 2007.

Delisting of Shares and Bonds, squeeze-out procedure and other consequences of the Offers

As soon as legally possible, the Offeror intends to terminate the listing and trading of the Shares on Euronext Amsterdam N.V.’s Eurolist by NYSE Euronext (“Euronext Amsterdam”) after consultation with Euronext Amsterdam in accordance with the applicable de-listing rules (including the Offeror having obtained 95% of the issued and outstanding shares in the capital of Getronics). Shareholders who have not tendered their Shares risk holding de-listed and therewith thinly traded Shares and as such illiquid securities.

The Offeror intends to initiate a squeeze-out procedure as referred to in article 2:92a of the Dutch Civil Code in order to acquire all Shares not held by it following the Subsequent Tender Period (depending on the Offeror obtaining 95% of the issued and outstanding shares

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in the capital of Getronics), or to take any other legally possible steps to terminate the listing and/or acquire Shares that were not tendered under Offer I, including, but not limited to, effecting a legal merger and/or entering into an asset sale transaction or any other legal measure, as set out in the Offer Memorandum.

The Offeror further intends to terminate the listing of the 2008 Bonds on Euronext Amsterdam and the listing of the 2010 Bonds and the 2014 Bonds on Luxembourg Stock Exchange as soon as legally possible, and subsequently cancel all Bonds.

Further information

The information in this press release is not complete and for further information explicit reference is made to the Offer Memorandum. The Offer Memorandum contains details of the Offers and is published in the English language with a summary in the Dutch language. The Shareholders and Bondholders are advised to review the Offer Memorandum in detail and to seek independent advice where appropriate in order to reach a reasoned judgement in respect of the content of the Offer Memorandum and the Offers themselves. Copies of this Offer Memorandum and related documents are available free of charge at the headquarters of Getronics:

Getronics N.V.
Rembrandt Tower – Amstelplein 1
1096 HA Amsterdam
The Netherlands

telephone: +31 (0)20 586 1412
fax: +31 (0)20 586 1568
email: media@getronics.com
www.getronics.com

as well as the offices of ING Corporate Finance:

ING Corporate Finance
Foppingadreef 7
1102 BD Amsterdam Z-O
The Netherlands

telephone +31 (0)20 563 8521
fax +31 (0)20 563 8503
email: cfprospectus@ingcf.com.

For further information about Getronics and the Offers reference is made to the website www.getronics.com. For the Offer Memorandum reference is also made to the website www.kpn.com/ir. These websites do not constitute a part of the Offer Memorandum.

This announcement will also be published in Dutch. In the event of any inconsistencies between the English and Dutch versions of this announcement, the English version will prevail.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 16, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel